Exhibit 24(b)2

April 25, 2014

Art P. Beattie 30 Ivan Allen Jr. Blvd., NW Atlanta, GA 30308	Ms. Melissa K. Caen 30 Ivan Allen Jr. Blvd., NW Atlanta, GA 30308

Dear Mr. Beattie and Ms. Caen:

As a director and an officer of Alabama Power Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) this Company's Quarterly Reports on Form 10-Q during 2014, and (2) any necessary or appropriate amendment or amendments to any such reports and to this Company’s Annual Report on Form 10-K for the year ended December 31, 2013, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Mark A. Crosswhite

Mark A. Crosswhite